Charis Winery, Inc.



ANNUAL REPORT

16 Howard Street

Cumberland , MD 21502

(240) 581-3875

https://www.chariswinery.com/

This Annual Report is dated April 11, 2023.

BUSINESS

Company Overview

Charis Winery, Inc. ("Charis Winery & Distillery" or the "Company") is a C-Corp organized under the laws of the state of Maryland that produces premium wines and spirits.

Charis is very committed to agricultural sustainability. Therefore Charis uses as much of the raw products so disposal to the landfill is reduced. Beginning in 2022 Charis has moved away from the use of chemicals to using natural enzymes for production of our wines. Terroir is of critical importance so all our raw product is grown within 65 miles of our winery & distillery. Our award winning wines and spirits are different as they reflect the terroir of Mt. Maryland.

In the small, rural community of Cumberland, Charis Winery stands out as a destination winery where customers can gather for wine and spirit tasting, entertainment, and gourmet artisan pizzas. Additionally, accompanying every wine tasting is knowledgeable staff willing to provide in depth information about Charis products as well as local history. Charis Winery's current tasting room and production facility is housed in the shops of Canal Place, adjacent to the Great

Allegheny Passage and Appalachian Trail as well as the Western Maryland Scenic Railroad. Charis Winery & Distillery attracts tourists and hikers looking to experience a taste of the mountains. Finally, Charis Winery offers tours of their production facility including the wine tanks, oak barrels, and distilling equipment. Charis wines and spirits have won numerous awards, both national and international competitions. Other regional wineries are Toasted Goat Winery, Route 40 Distillery, Bella Terra Vineyards, Deep Creek Cellars and Cold Run Valley Winery.

Charis wine production began the practice of not using sulfites as a stabilizer and preservative with the 2022 harvest. Charis now uses natural enzymes and non-sac products designed to replace the need to use sulfites.

We believe it is critically important that our wines and spirits reflect the unique local terroir here in the mountain Maryland.

Intellectual Property

The Company has applied for a US trademark to Charis Winery, Inc, filed with the USPTO on November 5, 2022.

Previous Offerings

Company Overview

Charis Winery, Inc. ("Charis Winery & Distillery" or the "Company") is a C-Corp organized under the laws of the state of Maryland that produces premium wines and spirits.

Charis is very committed to agricultural sustainability. Therefore Charis uses as much of the raw products so disposal to the landfill is reduced. Beginning in 2022 Charis has moved away from the use of chemicals to using natural enzymes for production of our wines. Terroir is of critical importance so all our raw product is grown within 65 miles of our winery & distillery. Our award winning wines and spirits are different as they reflect the terroir of Mt. Maryland.

In the small, rural community of Cumberland, Charis Winery stands out as a destination winery where customers can gather for wine and spirit tasting, entertainment, and gourmet artisan pizzas. Additionally, accompanying every wine tasting is knowledgeable staff willing to provide in depth information about Charis products as well as local history. Charis Winery's current tasting room and production facility is housed in the shops of Canal Place, adjacent to the Great Allegheny Passage and Appalachian Trail as well as the Western Maryland Scenic Railroad. Charis Winery & Distillery attracts tourists and hikers looking to experience a taste of the mountains. Finally, Charis Winery offers tours of their production facility including the wine tanks, oak barrels, and distilling equipment. Charis wines and spirits have won numerous awards, both national and international competitions. Other regional wineries are Toasted Goat Winery, Route 40 Distillery, Bella Terra Vineyards, Deep Creek Cellars and Cold Run Valley Winery.

Charis wine production began the practice of not using sulfites as a stabilizer and preservative with the 2022 harvest. Charis now uses natural enzymes and non-sac products designed to replace the need to use sulfites.

We believe it is critically important that our wines and spirits reflect the unique local terroir here in the mountain Maryland.

Intellectual Property

The Company has applied for a US trademark to Charis Winery, Inc, filed with the USPTO on November 5, 2022.

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2022 Compared to 2021

Revenue

Revenue for fiscal year 2021 was $193,772 compared to $221423 in fiscal year 2022.

2022 was a record year over 2021, in 2022 we were able to release our new bourbon and other whiskey products to the market and sold out of most.

Cost of sales

Cost of Sales for fiscal year 2021 was $72,778 compared to $54,985 in fiscal year 2022.

Charis was able to purchase raw product at a lower cost due to purchasing in larger quantities.

Gross margins

Gross margins for fiscal year 2021 were $120,984 compared to $166,438 in fiscal year 2022.

The substantial increase in gross profits is due to increased revenues while keeping raw product low due to larger volume purchasing.

Expenses

Expenses for fiscal year 2020 were $127,016 compared to $144,525 in fiscal year 2021.

While 2021 expenses increased over 2020 the percentage of expense to revenue decreased as management were making the needed business adjustments due to COVID 19 restrictions. We believe 2022 will continue to track back towards profitability as we continue to climb out of the pandemic and continue to build production.

Historical results and cash flows:

The Company is currently in the production stage and revenue generating. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because 2020 and 2021 were restricted due to COVID 19 pandemic. Past cash was primarily generated through Tasting Room sales. We have begun to increase sales revenues by building distribution in Western Maryland and plan to expand across all of Maryland and then to several adjacent states. We believe we can increase production 300% to 500% with our current labor team and the addition of our Brand Ambassador position.

Coming out of the Covid 19 pandemic we believe we can now return to a more "normal" operation and continue to build production and sales through distribution while maintaining Tasting Room sales.

Liquidity and Capital Resources

At December 31, **2022** the Company had cash of $3,031.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: SBA

Amount Owed: $36,948.00

Interest Rate: 3.75%

Maturity Date: May 07, 2050

$180 per month

Creditor: Citizens [Through Charles Park]

Amount Owed: $7,412.06

Interest Rate: 11.87%

Maturity Date: December 28, 2023

$740 per month

Creditor: Headway Capital-Line of credit

Amount Owed: $25,176.40

Interest Rate: 23.0%

Maturity Date: July 31, 2024

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Charles Park

Charles Park's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO, President, Vice President, Secretary, Treasurer and sole member of the Board of Directors

Dates of Service: July, 2012 - Present

Responsibilities: Responsible for admin duties as well as oversite of production and marketing, sales. No direct salary taken. Up till this December Charis was an S corp and profits passed through via a K-1. Charis has revoked the S designation and is a C Corp now. Please note that Charles does not currently receive a salary for his role however plans to receive dividend payments in the future, but not for at least the next two years. Please refer to our risk factors section.

Other business experience in the past three years:

Employer: ACPS Allegany County Public Schools

Title: IT Tech

Dates of Service: October, 2007 - April, 2021

Responsibilities: Responsible for school district facility security. Maintained and operated door entry controls, badges for employees, security cameras, etc

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2022 by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Charles E. Park

Amount and nature of Beneficial ownership: 3,904,000

Percent of class: 100.0

RELATED PARTY TRANSACTIONS

Name of Entity: Citizens

Names of 20% owners: Charles Park

Relationship to Company: Through Charles Park, Officer and 20%+ Owner of Charis Winery

Nature / amount of interest in the transaction: Amount owed: $7,412 Interest rate: 11.87%

Material Terms: Maturity date: 12/28/2023 Material terms: $740 per month

OUR SECURITIES

The company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,900,000 of Common Stock.

Common Stock

The amount of security authorized is 8,000,000 with a total of 3,904,000 outstanding.

Voting Rights

One vote per share. Please see voting rights of securities sold in this offering below.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Charis Winery & Distillery (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that Charis Winery & Distillery will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our products, that people think it's a better option than competing products, or that we will able to provide our products at a level that allows the Company to make a profit and still attract business. There can be no assurance as to the availability of good quality raw products used in the production of our finished wine and spirit products. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. We are reliant on one main type of service All of our current products are variants on one types of product service, craft alcohol products as separated into two subgroups of wine and spirits. Our revenues are therefore dependent upon the market for craft alcohol products formation. Minority Holder; Securities with Voting Rights The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Charis Winery & Distillery to make good business decisions that grow your investment. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Our new product could fail to achieve the sales projections we expected Our growth projections are based on an assumption that with an increased advertising and marketing budget and expanded distribution our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that the products developed by us will be preferred to any existing or newly developed markets. It should further be assumed that competition will intensify. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, Charis Winery & Distillery requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected. We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including growing raw materials, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. The Company's CEO does not currently take a salary. The Company's CEO does not currently take a salary. There is some level of risk in investing in a company whose day-to-day operations are managed by an individual who does not receive a salary directly from the business. However, the Company CEO plans to take a salary in the form of dividends in the future, estimated in another two years depending on the growth of the business. The Company CEO is the majority shareholder of the business and deeply invested in its products.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 11, 2023.

Charis Winery, Inc.

By   /s/ *Charles E Park*

     Name: Charis Winery Inc

Title: CEO, President, Vice President, Secretary, Treasurer, and Director

Exhibit A

FINANCIAL STATEMENTS

Charis Winery Inc.
16 Howard Street
Cumberland MD 21502
240-581-3875

I, Charles Park, the President/CEO of Charis Winery Inc., hereby certify that the financial statements of Charis Winery Inc. and notes thereto for the periods ending December 31, 2021 and December 31 2022 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year [MOST RECENT YEAR] the amounts reported on our tax returns were total income of ($13,576); taxable income of $0.00 and total tax of $0.00.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 8th day of March, 2023.

Charles Park (Signature)

President/CEO_____ (Title)

March 8, 2023_____ (Date)

Charis Winery Inc.
Balance Sheet
As of December 31, 2022

	Total
ASSETS	
Current Assets	
Bank Accounts	
Bank Savings Account	49.78
First Peoples Credit Union	3,031.53
Total Bank Accounts	**$3,081.31**
Accounts Receivable	
Accounts Receivable (A/R)	0.00
Total Accounts Receivable	**$0.00**
Other Current Assets	
Inventory	14,180.68
Investments - Stash Account	224.07
Startup Costs	0.00
Total Other Current Assets	**$14,404.75**
Total Current Assets	**$17,486.06**
Fixed Assets	
Accumulated Depreciation-Fixed	-60,509.80
Leasehold Improvements-Building	3,670.86
Office Furniture & Equipment	5,576.71
Tasting Room Equipment	4,844.34
Truck	38,566.52
Winery Equipment	56,925.98
Total Fixed Assets	**$49,074.61**
TOTAL ASSETS	**$66,560.67**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
Headway Capital Line of Credit	19,901.74
Notes Payable Citz	19,848.57
Total Other Current Liabilities	**$39,750.31**
Total Current Liabilities	**$39,750.31**
Long-Term Liabilities	
Notes Payable SBA	26,303.94
Total Long-Term Liabilities	**$26,303.94**
Total Liabilities	**$66,054.25**
Equity	
Owner Contributions	99,705.60
Owner Withdraws- Distributions	-95,088.53
Retained Earnings	7,329.36
Net Income	-11,440.01
Total Equity	**$506.42**
TOTAL LIABILITIES AND EQUITY	**$66,560.67**

Charis Winery & Distillery
Profit and Loss
January - December 2022

	Total
Income	
Shipped Wine	2,507.23
Tasting Room Sales	203,576.79
Wholesale Sales	15,339.51
Total Income	**$221,423.53**
Cost of Goods Sold	
Beer Cost	2,647.42
Cost of Goods Sold	24,175.22
Distillery - Spirits Production	2,926.11
Distilling Grains & Materials	1,900.00
MillPress Imports	2,837.49
Raw Product for Production	7,399.23
Sysco Supplies	7,050.01
Terrapin Ridge Farms	575.66
Wine Production Supplies	5,474.19
Total Cost of Goods Sold	**$54,985.33**
Gross Profit	**$166,438.20**
Expenses	
Accounting CPA Fees	1,875.00
Advertising	5,539.48
Bank Account Fees	40.00
Building Rent	39,347.50
Business Insurance	4,068.64
Business-Organization Dues	830.49
CAMMPAC Donations	175.00
Cleaning Supplies	186.54
Corporate Business Expenses	454.36
Delivery Expense	4,229.52
Distillery Equipment	8,540.28
Distillery Equipment lease	7,056.00
Entertainment Meals	305.49
Federal Wine Excise Tax	1,141.74
Health Insurance	202.83
Interest	-4.96
Internet Service	576.82
Kitchen Supplies & Materials	4,125.50
Legal & Professional Fees	200.00
Legal Fees	370.00
Winery License	968.79
Total Legal Fees	**$1,338.79**
MD Corporate Taxes	1.20
MD St Sales Tax	10,509.64
MD State Wine Tax	2,894.73
Office Supplies	1,090.48
PA Sales and Excise Taxes	79.68
Payroll Expenses	40,692.09
Payroll Taxes	16,166.89
Phone Expense	2,236.95
Repairs & Maintenance	-120.00
Shipping Supplies	2,799.24
State License Fees	2,630.00
Tasting Room Supplies	2,782.06
Uncategorized Expense	128.97
Utilities	4,849.76
Vehicle - Truck & Trailer	6,062.30
Vineyard Expense	72.98
Wine Comptition Registration	475.00
Wine Festivals	763.94
Wine Production Supplies & Materials	3,260.65
Total Expenses	**$177,605.58**
Net Operating Income	**-$11,167.38**
Other Expenses	
Unemployment Insurance Tax	272.63
Total Other Expenses	**$272.63**
Net Other Income	**-$272.63**
Net Income	**-$11,440.01**

Charis Winery & Distillery
Trial Balance
As of December 31, 2022

	Debit	Credit
Bank Savings Account	49.78	0.00
First Peoples Credit Union	3,031.53	0.00
Accounts Receivable (A/R)	0.00	0.00
Inventory	14,180.68	0.00
Investments - Stash Account	224.07	0.00
Startup Costs	0.00	0.00
Accumulated Depreciation-Fixed	0.00	60,509.80
Leasehold Improvements-Building	3,670.86	0.00
Office Furniture & Equipment	5,576.71	0.00
Tasting Room Equipment	4,844.34	0.00
Truck	38,566.52	0.00
Winery Equipment	56,925.98	0.00
Headway Capital Line of Credit	0.00	19,901.74
Notes Payable Citz	0.00	19,848.57
Notes Payable SBA	0.00	26,303.94
Owner Contributions	0.00	99,705.60
Owner Withdraws- Distributions	95,088.53	0.00
Retained Earnings	0.00	7,329.36
Shipped Wine	0.00	2,507.23
Tasting Room Sales	0.00	203,576.79
Wholesale Sales	0.00	15,339.51
Beer Cost	2,647.42	0.00
Cost of Goods Sold	24,175.22	0.00
Distillery - Spirits Production	2,926.11	0.00
Distilling Grains & Materials	1,900.00	0.00
MillPress Imports	2,837.49	0.00
Raw Product for Production	7,399.23	0.00
Sysco Supplies	7,050.01	0.00
Terrapin Ridge Farms	575.66	0.00
Wine Production Supplies	5,474.19	0.00
Accounting CPA Fees	1,875.00	0.00
Advertising	5,539.48	0.00
Bank Account Fees	40.00	0.00
Building Rent	39,347.50	0.00
Business Insurance	4,068.64	0.00
Business-Organization Dues	830.49	0.00
CAMMPAC Donations	175.00	0.00
Cleaning Supplies	186.54	0.00
Corporate Business Expenses	454.36	0.00
Delivery Expense	4,229.52	0.00
Distillery Equipment	8,540.28	0.00
Distillery Equipment lease	7,056.00	0.00
Entertainment Meals	305.49	0.00
Federal Wine Excise Tax	1,141.74	0.00
Health Insurance	202.83	0.00
Interest	0.00	4.96
Internet Service	576.82	0.00
Kitchen Supplies & Materials	4,125.50	0.00
Legal & Professional Fees	200.00	0.00
Legal Fees	370.00	0.00
Legal Fees:Winery License	968.79	0.00
MD Corporate Taxes	1.20	0.00
MD St Sales Tax	10,509.64	0.00
MD State Wine Tax	2,894.73	0.00
Office Supplies	1,090.48	0.00
PA Sales and Excise Taxes	79.68	0.00
Payroll Expenses	40,692.09	0.00
Payroll Taxes	16,166.89	0.00
Phone Expense	2,236.95	0.00
Repairs & Maintenance	0.00	120.00
Shipping Supplies	2,799.24	0.00
State License Fees	2,630.00	0.00
Tasting Room Supplies	2,782.06	0.00
Uncategorized Expense	128.97	0.00
Utilities	4,849.76	0.00
Vehicle - Truck & Trailer	6,062.30	0.00
Vineyard Expense	72.98	0.00
Wine Comptition Registration	475.00	0.00
Wine Festivals	763.94	0.00
Wine Production Supplies & Materials	3,260.65	0.00
Unemployment Insurance Tax	272.63	0.00
TOTAL	**$455,147.50**	**$455,147.50**

Charis Winery & Distillery
Statement of Cash Flows
January - December 2022

	Total
OPERATING ACTIVITIES	
Net Income	-11,440.01
Adjustments to reconcile Net Income to Net Cash provided by operations:	0.00
Accounts Receivable (A/R)	0.00
Headway Capital Line of Credit	4,801.74
Notes Payable Citz	-2,222.02
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	$2,579.72
Net cash provided by operating activities	-$8,860.29
INVESTING ACTIVITIES	
Investments - Stash Account	1,635.93
Winery Equipment	-226.08
Net cash provided by investing activities	$1,409.85
FINANCING ACTIVITIES	
Notes Payable SBA	-8,176.06
Owner Contributions	1,094.36
Owner Withdraws - Distributions	-8,202.11
Net cash provided by financing activities	-$15,283.81
Net cash increase for period	-$22,734.25
Cash at beginning of period	25,815.56
Cash at end of period	$3,081.31

Charis Winery, Inc.

Capitalization Table
February __, 2023

Stockholder	Pre-Regulation CF Financing		Post-Closing Assuming Reg CF Ful	
	Common Stock	Percent of Outstanding Common Stock	Common Stock Outstanding	Percent of Outstanding Common Stock
Charles E. Park	3,904,000	100.00%	3,904,000	68.44%
Regulatioh CF		0.00%	1,800,000	31.56%
Total	3,904,000	100.00%	5,704,000	100.00%

Reg CF Offering	
Total Raise:	$1,170,000.00
Price Per Share:	$0.650000
Total Reg CF Shares	1,800,000.00
Pre-Money Valuation	$2,537,600.00

Potential Bonus Shares

720,000

CHARIS WINERY, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2021 AND 2020
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Charis Winery, Inc.
Cumberland, Maryland

We have reviewed the accompanying financial statements of Charis Winery, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2021 and December 31, 2020, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2021 and December 31, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 11, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

December 27, 2022
Los Angeles, California

CHARIS WINERY INC.
BALANCE SHEET
(UNAUDITED)

As of December 31,		2021		2020
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	27,676	$	29,666
Inventory		14,181		14,181
Total Current Assets		**41,856**		**43,846**
Property and Equipment, net		6,804		24,585
Total Assets	$	**48,661**	$	**68,431**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Current Portion of Loans and Notes	$	24,013	$	10,620
Line of Credit		15,100		-
Other Current Liabilities		5,939		1,258
Total Current Liabilities		**45,052**		**11,878**
Promissory Notes and Loans		33,273		57,123
Total Liabilities		**78,325**		**69,000**
STOCKHOLDERS EQUITY				
Common Stock		15		15
Additional Paid in Capital		98,596		98,596
Shareholder Distribution		(87,622)		(78,730)
Retained Earnings/(Accumulated Deficit)		(40,654)		(20,450)
Total Stockholders' Equity		**(29,665)**		**(569)**
Total Liabilities and Stockholders' Equity	$	**48,661**	$	**68,431**

See accompanying notes to financial statements.

CHARIS WINERY INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,		2021		2020
(USD $ in Dollars)				
Net Revenue	$	193,772	$	130,713
Cost of Goods Sold		72,788		68,233
Gross profit		120,984		62,480
Operating expenses				
General and Administrative		140,021		120,331
Sales and Marketing		4,504		6,685
Total operating expenses		144,525		127,016
Operating Income/(Loss)		(23,542)		(64,536)
Interest Expense		4,679		1,257
Other Loss/(Income)		(8,017)		(36,013)
Income/(Loss) before provision for income taxes		(20,204)		(29,781)
Provision/(Benefit) for income taxes		-		-
Net Income/(Net Loss)	$	**(20,204)**	$	**(29,781)**

See accompanying notes to financial statements.

CHARIS WINERY INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in , $US)	Common Stock		Additional Paid In Capital	Shareholder Distribution	Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
	Shares	Amount				
Balance—December 31, 2019	1,500	$ 15	$ 66,397	$ (39,485)	$ 9,330	$ 36,257
Capital Contribution			32,200			32,200
Shareholder Distribution				(39,245)		(39,245)
Net income/(loss)					(29,781)	(29,781)
Balance—December 31, 2020	1,500	15	98,596	(78,730)	$ (20,450)	$ (569)
Shareholder Distribution				(8,892)		(8,892)
Net income/(loss)					(20,204)	(20,204)
Balance—December 31, 2021	1,500	$ 15	$ 98,596	$ (87,622)	$ (40,654)	$ (29,665)

See accompanying notes to financial statements.

CHARIS WINERY INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2021		2020
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(20,204)	$	(29,781)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of Property		21,382		20,662
Changes in operating assets and liabilities:				
Other Current Liabilities		4,681		1,258
Net cash provided/(used) by operating activities		**5,860**		**(7,861)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment		(3,601)		(8,463)
Net cash provided/(used) in investing activities		**(3,601)**		**(8,463)**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital Contribution		-		32,200
Shareholder Distribution		(8,892)		(39,245)
Line of Credit		15,100		-
Borrowing on Promissory Notes and Loans		-		35,360
Repayment of Promissory Notes and Loans		(10,456)		-
Net cash provided/(used) by financing activities		**(4,248)**		**28,314**
Change in Cash		(1,990)		11,991
Cash—beginning of year		29,666		17,675
Cash—end of year	**$**	**27,676**	**$**	**29,666**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	4,679	$	1,257
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Charis Winery Inc. was incorporated on July 11, 2012, in the state of Maryland. The financial statements of Charis Winery Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Cumberland, Maryland.

Charis Winery & Distillery produces a variety of grape wines such as Chancellor, Nebbiolo, Pinot Noir, and white wines like Pinot Grigio, Vidal Blanc, Catawba, etc. and fruit wines like Peach, Cranberry, Blueberry, Strawberry, and more. The winery is located at the Canal Place Shops in the downtown area of Cumberland, Maryland.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021 and December 31, 2020, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to raw materials, barrels, ingredients and finished goods which are determined using a FIFO (first-in-first-out) method.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Leasehold Improvements-Building	15 years
Office Furniture & Equipment	5 years
Tasting Room Equipment	5 years
Truck	5 years
Winery Equipment	5 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

In 2022, the Company's legal form changed to a C Corp by revoking its S Corp designation. Charis Winery, Inc. is now a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of its wines, spirits, oils, vinegars, food, and beers.

Cost of sales

Costs of goods sold include the cost of gapes, grains, beer, bottles, oils, vinegar, corks, caps, chemicals for fruit and grain treatment.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2021 and December 31, 2020 amounted to $4,504 and $6,685, which is included in sales and marketing expenses.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through December 27, 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. INVENTORY

Inventory consists of the following items:

As of Year Ended December 31,	2021	2020
Raw materials	3,545	3,545
Work in progress	7,090	7,090
Finished goods	3,545	3,545
Total Inventory	$ 14,181	$ 14,181

4. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables and accounts payable consist primarily of trade payables.

Other current liabilities consist of the following items:

As of Year Ended December 31,	2021	2020
Accrued Interest	5,939	1,258
Total Other Current Liabilities	$ 5,939	$ 1,258

5. PROPERTY AND EQUIPMENT

As of December 31, 2021 and December 31, 2020, property and equipment consists of:

As of Year Ended December 31,	2021	2020
Leasehold Improvements-Building	$ 3,671	$ 3,671
Office Furniture & Equipment	5,577	5,577
Tasting Room Equipment	4,844	4,844
Truck	38,567	38,567
Winery Equipment	56,700	53,098
Property and Equipment, at Cost	**109,358**	**105,757**
Accumulated depreciation	(102,554)	(81,172)
Property and Equipment, Net	$ 6,804	$ 24,585

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2021 and 2020 were in the amount of $21,382 and $20,662, respectively.

6. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 1,500 shares of Common Stock with a par value of $0.01. As of December 31, 2021, and December 31, 2020, 1,500 shares have been issued and are outstanding.

7. DEBT

Promissory Notes & Loans

During the years presented, the Company entered into promissory notes & loans agreements. The details of the Company's loans, notes, and the terms are as follows:

Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	For the Year Ended December 2021					For the Year Ended December 2020				
					Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
SBA Loan	$ 36,200	3.75%	5/17/2020	5/17/2050	$ 1,358	$ 2,205	$ 1,207	$ 33,273	$ 36,685	$ 848	$ 848	$ 1,620	$ 34,480	$ 36,948
Promissory Note - Charles Park	$ 28,000	11.87%	11/16/2020	12/28/2022	$ 3,324	$ 3,733	$ 22,807		$ 26,540	$ 410	$ 410	$ 9,000	$ 22,643	$ 32,052
Total					$ 4,681	$ 5,939	$ 24,013	$ 33,273	$ 63,225	$ 1,258	$ 1,258	$ 10,620	$ 57,123	$ 69,000

The summary of the future maturities is as follows:

As of Year Ended December 31, 2021

2022	$	24,013
2023		1,207
2024		1,207
2025		1,207
2026		1,207
Thereafter		28,447
Total	$	**57,287**

Line of Credit

On December 29, 2021, the Company entered into a Line of Credit agreement with Headway Capital LLC. The credit facility size $27,400. The interest rate is Annual Percentage Rate ("APR") of 42.70%. The total outstanding balance as of December 31, 2021 was $15,100. The entire balance is classified as current.

8. RELATED PARTY

On February 08, 2020, the shareholder and the founder, Charles E. Park, took a personal loan from Citizens Bank in the amount of $28,000. . The monies were deposited into Charis bank account and used for financing of operating activities. The loan bears an interest rate of 11.87%. The loan is due on December 28, 2022. As of December 31, 2021, and December 31, 2020, the outstanding balance of this loan is in the amount of $22,807 and $31,643.

9. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

10. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2021, through December 27, 2022, which is the date the financial statements were available to be issued.

In 2022, the Company's legal form changed to a C Corp by revoking its S Corp designation.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

11. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $23,542, stockholder's equity deficit of $29,665, and liquid assets in cash of $27,676, which is less than a year's worth of cash reserves as of December 31, 2021. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

CERTIFICATION

I, Charles E Park, Principal Executive Officer of Charis Winery, Inc., hereby certify that the financial statements of Charis Winery, Inc. included in this Report are true and complete in all material respects.

Charles E Park

CEO, President, Vice President, Secretary, Treasurer, and Director